


13000424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/8/13

February 28, 2013

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/28/13

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

Dear Ms. Doerre:

This is in response to your letter dated February 8, 2013 concerning the shareholder proposal submitted to Nabors by the Massachusetts Laborers' Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Barry C. McAnarney
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201

February 28, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

The proposal requests that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

There appears to be some basis for your view that Nabors may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Nabors' 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Nabors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


NABORS
CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 8, 2013

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund from the proxy materials for the Company's 2013 Annual General Meeting of Shareholders (the "2013 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2013.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates a proposal received from the American Federation of State, County and Municipal Employees Pension Plan (the "Prior Proposal") prior to the receipt of the Proposal, which Prior Proposal the Company will include in the 2013 Proxy.

THE PROPOSAL

The Proposal states:

> "Resolved: That the stockholders of Nabors Industries, Ltd. ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(11) ANALYSIS

Rule 14a-8(i)(11) permits the Company to exclude a proposal that is substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting. In describing the predecessor to Rule 14a-8(i)(11), the Commission stated that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal was received on December 17, 2012. Prior to that date, on December 13, 2012, the Company received the Prior Proposal, which states:

> "Resolved: The shareholders of Nabors Industries Ltd. ('Nabors') request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair."

A copy of the Prior Proposal and supporting statement is attached to this letter as Exhibit B.

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative under Rule 14a-8(i)(11) even if the proposals differ as to terms or scope. *See, e.g., Nabors Industries Ltd.* (Mar. 28, 2012); *Chevron Corp.* (Mar. 23, 2009); *General Motors Corp.* (Mar. 13, 2008).

Although phrased slightly differently, the principal thrust or focus of the two proposals is the same: adoption of a policy that requires the chairman of the board of directors of the Company to be an independent director. Because the Proposal is substantially duplicative of the Prior Proposal, there is a risk that the Company's shareholders may be confused if asked to vote on both proposals. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2013 Proxy pursuant to 14a-8(i)(11).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,



Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A

MASSACHUSETTS LABORERS'
BENEFIT FUNDS
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201
Tel: 781.272.1000 Fax: 781.238.0717

Fax

To:	Mr. Mark Andrews		Barry C. McAnarney, Executive Director
Company:	Nabors Industries Ltd.		Massachusetts Laborers' Benefit Funds
		Pages:	3 including cover page
Phone:	441-292-1334	**Date:**	12/17/12
Re:		**cc:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

● **Comments:**

If you should have any problems receiving this transmission, please contact Gayle Otis, Ext 534

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

December 17, 2012

Via Facsimile
441-292-1334

Mr. Mark Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

Dear Mr. Andrews:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nabors Industries Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 850 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

RESOLVED: That the stockholders of Nabors Industries, Ltd. ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently Mr. Anthony Petrello is both Chairman of the Board and CEO.

We believe that an independent Chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent Chairman (in practice as well as appearance) can improve accountability to shareowners, and we view the alternative of having a lead outside director, even one with a robust set of duties, as not adequate to fulfil these functions.

A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." In 2009 the Milstein Center at Yale School of Management issued a report, endorsed by a number of investors and board members, which recommended splitting the two positions as the default provision for U.S. companies. A commission of The Conference Board stated in a 2003 report: "Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. The Chairman would be one of the independent directors."

We believe that the recent economic crisis demonstrates that no matter how many independent directors/trustees there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

Exhibit B


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: December 13, 2012

To: Mark Andrews, Corporate Secretary, Nabors Industries Ltd.
(441) 292-1334

From: Lisa Lindsley, Director, Capital Strategies, AFSCME
LLindsley@afscme.org
(202) 429-1275

Number of Pages to Follow: 4

Message: Attached please find a shareholder proposal from the AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 13, 2012

VIA OVERNIGHT MAIL and FAX (441) 292-1334
Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road
Second Floor
Hamilton, HM 08 Bermuda
Attention: Mark Andrews, Corporate Secretary

Dear Mr. Andrews:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Nabors Industries Ltd. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,030 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED: The shareholders of Nabors Industries Ltd. ("Nabors") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

CEO Anthony Petrello also serves as Chair of Nabors' Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former Chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and can support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe that having a CEO also serve as Chair creates a conflict of interest that can result in excessive management influence on the Board and weaken the Board's oversight of management.

An independent Board Chair has been found in studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent Board Chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of Chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent Board leadership would be particularly constructive at Nabors, where, in 2012, the Board adopted a shareholder rights (or "poison pill") plan that was not put to a shareholder vote; the Board has not yet implemented a shareholder proposal to give shareholders the ability to nominate directors, which was supported by a majority of shares voted; and only 25 percent of shares voted supported the advisory vote on executive compensation.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 13, 2012

VIA OVERNIGHT MAIL and FAX (441) 292-1334
Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road
Second Floor
Hamilton, HM 08 Bermuda
Attention: Mark Andrews, Corporate Secretary

Dear Mr. Andrews:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 13, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for NABORS (cusip G6359F103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **2,030 shares of Nabors common** stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of the Company stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky